Filed by Spirit Airlines, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Spirit Airlines, Inc. SEC File No.: 001-35186 Date: May 2, 2022 The following note was sent from Ted Christie, the Chief Executive Officer of Spirit Airlines, Inc., to all Spirit officers on May 2, 2022. Today, we announced our Board has determined that JetBlue’s proposal does not constitute a ‘Superior Proposal’ due to an unacceptable level of deal completion risk. This decision was made after conducting a thorough review with our financial and legal advisors and engaging in extensive dialogue with JetBlue. All Spirit Family Members will receive a message from me this morning about this important update, but we also want to make sure you have some Q&A talking points to help answer their questions. FAQ for use to answer questions from Team Members 1. What does it mean that the Board decided JetBlue’s proposal was not a ‘Superior Proposal’?  In reviewing JetBlue’s unsolicited proposal, the Board, in consultation with Spirit’s financial and legal advisors, carefully considered numerous factors and concluded that the Spirit stockholders would shoulder most of the very substantial risk that the JetBlue transaction would not receive antitrust approval.  The Board continues to believe the pending transaction with Frontier remains in the best interest of Spirit and its shareholders, and we intend to continue advancing toward completion of the transaction. 2. What led the Board to this conclusion?  In reviewing JetBlue’s unsolicited proposal, the Board carefully considered numerous factors after extensive discussions between Spirit and JetBlue’s antitrust advisors and economic consultants  In particular, the Board believes a combination of JetBlue and Spirit is unlikely to receive antitrust clearance so long as JetBlue continues its Northeast Alliance (NEA) with American Airlines.  The DOJ and Attorneys General in six states and Washington, D.C. have sued to block the NEA, and we do not believe the DOJ will be persuaded that JetBlue should be allowed to acquire Spirit in an anticompetitive move that would eliminate the largest ULCC carrier.  In addition, despite the limited contractual protections proposed by JetBlue, the Board concluded the Spirit stockholders would shoulder most of the very substantial risk that the JetBlue transaction would not receive antitrust approval.

 In contrast, Spirit believes that merging with Frontier will enable the combined ULCC to achieve scale, improve reliability, have increased relevance to consumers, and do an even better job of delivering ultra-low fares to more consumers and competing more effectively against the Big 4 carriers, as well as against JetBlue. 3. What happens next?  We intend to continue advancing toward completion of the Frontier transaction.  The regulatory review process for our combination with Frontier has been proceeding as planned while the Board reviewed JetBlue’s proposal.  As we continue to move forward, please remember there are a number of milestones we need to successfully meet, including completion of the ongoing regulatory review process and approval from our shareholders, so it will be several months until we potentially close.  Our business goals and priorities remain the same. While this situation has the potential to cause some distraction, I urge you not to get caught up in the chatter and to stay focused on your day-to-day responsibilities and serving our Guests.  We will continue to keep you updated if, and when, there are developments to share. 4. What do you think JetBlue will do next?  We are not going to speculate on what JetBlue will do. 5. Where are we in the regulatory review process on the Frontier transaction?  The transaction is subject to customary closing conditions, including completion of the regulatory review process and approval by Spirit shareholders.  Frontier Airlines and Spirit Airlines have filed notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as part of the process to complete the proposed transaction.  Spirit confirmed that it received a “second request” from the DOJ. The issuance of a second request merely indicates that the DOJ needs more time and information to complete its review.  A second request from the DOJ was expected for a transaction of this nature – any other airline combination would expect the same. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC Frontier has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com. Participants in the Solicitation Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s final prospectus filed with the SEC pursuant to Rule 424(b), which was filed with the SEC on April 2, 2021, and in Frontier’s Current Report on Form 8-K, dated July 16, 2021, as amended. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 31, 2021. Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-

looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.